NEWS

Starfield Resources Announces Remainder of Core Assay Results From 2007 Exploration Program

Company Provides Update On 2008 Summer Exploration Program

Toronto, Ontario - August 13, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced assay results of remaining core samples obtained from 15 holes drilled at the Company’s Ferguson Lake project during the 2007 drill program.  The Company also provided an update on its current 2008 summer exploration program.

 “We continue to be very encouraged by the size of the massive sulphide deposit in the West Zone,” said André Douchane, President and Chief Executive Officer.  “In addition to the high concentrations of PGEs that we discovered during our 2007 program, the nickel, copper and cobalt grades are equally promising.”

The 2007 program, which consisted of 19 core holes, was focused on the eastern part of the West Zone, and had two objectives. The primary objective was the continued evaluation of the encouraging PGE mineralization that had been encountered in previous drilling. This PGE mineralization is associated with intervals containing low total sulphides (1%-5%) that occur in footwall rocks several tens of meters beneath the massive sulphide lenses comprising the West Zone.  For this reason, assaying efforts were initially concentrated on the lower parts of the 2007 drill holes, and those results were reported in Starfield’s February 25, 2008 news release.

The second objective of the 2007 program was the continued definition and evaluation of the massive sulphide mineralization comprising the eastern part of the Main Zone.  After the winter program concluded, it was not possible to split and submit the core samples for assay before the end of the year.  Accordingly, these cores were split and submitted for analysis prior to initiation of the 2008 drilling program in May of this year.

“The majority of the 2007 drill holes continued to confirm the continuity, thickness and grade of the known massive sulphide mineralization within the eastern part of the West Zone,” said Ray Irwin, Vice President of Exploration.

The assay results from the 15 holes in which massive sulphide mineralization was observed are set out in the table below.

Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL07-360	57.36	58.43	0.98	0.07	2.56	0.85%	1.02%	0.12%
	61.00	62.90	1.90	0.02	2.49	0.76%	0.96%	0.11%
	65.80	68.72	2.92	0.26	1.72	0.90%	0.76%	0.08%
Including:	66.66	68.70	2.04	0.25	2.07	1.02%	0.96%	0.10%
	90.00	93.00	3.00	0.29	1.61	0.90%	0.82%	0.10%
FL07-361	69.75	70.90	1.15	0.22	2.07	0.82%	0.90%	0.11%
	87.43	88.60	1.17	0.16	1.47	1.53%	0.26%	0.08%
	94.80	98.60	3.80	0.25	2.14	0.99%	0.63%	0.10%
FL07-362	73.28	74.55	1.27	0.29	2.06	0.19%	0.98%	0.11%
	77.20	77.92	0.72	0.41	2.54	0.68%	1.01%	0.08%
	82.70	83.90	1.20	0.20	2.52	0.38%	1.01%	0.12%
	85.45	89.00	3.55	0.16	1.96	0.99%	0.62%	0.10%
FL07-363	65.40	69.40	4.00	0.16	1.28	1.22%	0.56%	0.07%
Including:	67.33	69.4	2.07	0.25	1.97	1.06%	0.94%	0.10%
FL07-364	83.26	87.12	3.86	0.17	1.95	0.74%	1.07%	0.14%
	89.66	90.90	1.24	0.26	2.00	0.27%	1.22%	0.12%
	93.00	94.00	1.00	0.18	1.90	0.09%	0.05%	<0.01%
FL07-365	84.18	86.00	1.82	0.14	1.06	1.01%	0.42%	0.07%
Including:	84.18	85.18	1.00	0.17	1.48	1.82%	0.70%	0.11%
	89.40	90.40	1.00	0.14	1.29	0.20%	0.76%	0.06%
FL07-366	82.00	84.00	2.00	0.14	1.07	1.16%	0.58%	0.07%
	102.50	103.25	0.75	0.58	2.99	0.46%	1.06%	0.10%
	149.00	151.42	2.42	1.38	1.64	0.83%	0.59%	0.09%
	152.05	154.00	1.95	0.12	2.04	1.71%	0.47%	0.06%
FL07-367	90.00	93.00	3.00	0.27	1.38	0.82%	0.79%	0.08%
	96.00	99.00	3.00	0.17	2.15	0.79%	0.82%	0.08%
Including:	96.72	99.00	2.28	0.25	2.08	0.94%	1.08%	0.11%
	100.4	102	1.60	0.22	1.35	1.30%	0.70%	0.08%
FL07-369	111.35	116.5	5.15	0.18	1.54	0.90%	0.86%	0.10%
	149.00	154.00	5.00	0.73	1.64	1.02%	0.46%	0.06%
FL07-371	103.50	106.87	3.37	0.14	1.20	0.84%	0.42%	0.05%
FL07-372	182.65	186.85	4.20	0.16	2.82	0.44%	0.96%	0.12%
Including:	182.00	184.00	2.00	0.30	2.57	0.52%	0.80%	0.10%
Including:	185.25	186.85	1.60	0.12	3.55	0.51%	1.26%	0.15%
FL07-373	91	94.75	3.75	0.21	0.97	0.76%	0.67%	0.05%
Including:	93.06	94.75	1.69	0.26	1.37	1.14%	0.66%	0.08%
	98.00	99.20	1.20	0.16	0.90	0.54%	0.39%	0.06%
	171.50	174.50	3.00	0.13	2.89	0.67%	0.92%	0.10%
FL07-375	80.64	89.00	8.36	0.23	1.14	1.60%	0.50%	0.07%
Including:	80.64	86.62	5.98	0.33	1.50	1.74%	0.68%	0.08%
FL07-378	68.00	79.6	11.60	0.28	1.69	1.03%	0.76%	0.09%
Including:	76.43	79.6	3.17	0.26	1.79	1.28%	0.81%	0.10%
FL07-379	77.70	82.08	4.38	0.16	1.56	1.30%	0.84%	0.11%

Starfield’s diamond drilling, logging and sampling was overseen and carried out by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at Acme Analytical Laboratory Ltd.’s (Acme Labs) facilities, in Yellowknife and shipped to Acme’s lab in Vancouver for analysis.  Check assays were performed by SGS in Lakefield, Ontario.

Update on 2008 Exploration Program
Since the most recent drilling program commenced in May 2008, 26 holes have been completed, totaling 10,632 metres.  Of the total, 24 were drilled in the eastern half of the West Zone with the following objectives:

•	Upgrade the current resource designation in the eastern part of the West Zone;

•	Confirm continuity within individual massive sulphide lenses;

•	Locally, extend known massive sulphide mineralization; and

•
Further evaluate scattered, but locally strong PGE intersections obtained in previous drilling.  Currently, PGE mineralization is believed to be associated with intervals of lower sulphide concentrations that are located in the footwall below the massive sulphide mineralization.

In addition to the drilling on the West Zone, two core holes have also been completed on the North Zone. These holes were purely explorative in nature and were designed to begin assessing a strong northeast trending VTEM anomaly located approximately 2 km north of the West Zone.  This VTEM anomaly is manifested on the surface by well developed gossans, which are similar in appearance to the West Zone and possess weakly anomalous base and precious metal values (up to 369 ppm Cu, 76 ppm Ni and 2,242 ppb Ag) in widely spaced rock chip samples.

All of the completed 2008 core holes have been logged, cores have been split and samples submitted for assay.  “We should have received at least a third of the assay results from the first phase of 2008 drilling by now, but a backlog at the laboratory has led to significant delays,” said Mr. Douchane.  “We have started to receive partial assays from the first phase.  When we verify a few more complete holes we will release the results.”

About Starfield
Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

www.starfieldres.com

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